March 13, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attn: Mr. James O’Connor

100 F Street, N.E.

Washington, DC 20549-1090

Re:	Preliminary Proxy Statement of RS Investment Trust and RS Variable Products Trust (each a “Registrant” and collectively the “Registrants”) filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, with the U.S. Securities and Exchange Commission (the “Commission”) on February 20, 2014 (File No. 811-05159) (the “Proxy Statement”).

Dear Mr. O’Connor:

This letter responds to comments received on February 26, 2014 regarding the preliminary Proxy Statement of the Registrants relating to a meeting of shareholders of the Registrants. For convenience of reference, the Commission staff’s comments have been summarized before each response.

Prospectus

1.	Comment: Please consider clarifying that, if a shareholder who has voted his or her proxy via telephone or the internet wishes to revoke that proxy, re-voting his or her proxy using one of those methods would constitute executing a later-dated proxy and would effectively revoke the previous proxy.

Response: The requested change has been made.

2.	Comment: Please consider clarifying, if applicable, that owners of variable annuity contracts or variable life insurance policies (“Contract Owners”) can provide and revoke their voting instructions via telephone or the internet.

Response: The requested change has been made.

3.	Comment: Please explain why proportional voting by The Guardian Insurance & Annuity Company, Inc. with respect to the approval of the sub-advisory agreement between RS Investment Management Co. LLC (“RS Investments”) and SailingStone Capital Partners LLC (“SailingStone”) (the “Sub-Advisory Agreement”) does not raise the policy issues discussed in the “Report and Recommendations of the Proxy Working Group to the New York Stock Exchange” (June 5, 2006).

Response: The Registrant respectfully notes that Contract Owners are being asked to provide voting instructions only with respect to the election of the Trustees of RS Variable Products Trust, which, under New York Stock Exchange rules, would be deemed a routine matter. Therefore, we believe the guidance discussed in the above referenced report is inapplicable.

4.	Comment: Please confirm supplementally that all directorships held by the Trustee nominees during the past five years are disclosed in the “Other Directorships Held by Trustee” column of the Trustee information table.

Response: The Registrants confirm that, to the Registrants’ knowledge, all directorships held by the Trustee nominees during the past five years and required by Schedule 14A to be disclosed therein are disclosed in the Trustee information table.

5.	Comment: Please revise the following disclosure to clarify why the Board of Trustees’ (the “Board”) leadership structure is appropriate given the specific characteristics or circumstances of the Registrants, as required by Item 407(h) of Regulation S-K: “The Board reviews its leadership structure periodically and believes that its structure is appropriate to enable the Board to exercise its oversight of the Funds.”

Response: The requested change has been made

6.	Comment: Please describe supplementally the criteria by which the Governance and Nominating Committee determined the independence of the Independent Trustee nominees.

Response: The Trustees considered the requirements of the Investment Company Act of 1940, as amended, and the information provided to them by the nominees in response to a questionnaire designed to elicit information from the nominees regarding any relationships or activities that might cause such nominees to be considered interested persons of the Trust.

7.	Comment: With respect to the Registrants’ Trustee nominees or officers, please confirm supplementally that there were no legal proceedings in the past 10 years, and that there are none pending, involving (i) a violation of federal or state securities or commodities laws or regulations, (ii) a violation of any law or regulation respecting financial institutions or insurance companies, (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity, or (iv) any sanction or order of any self-regulatory organization (collectively, “Legal Proceedings”).

Response: The Registrants confirm that the Registrants’ Trustee nominees and officers were not, to the Registrants’ knowledge, involved in any Legal Proceedings in the past 10 years and that none are pending.

8.	Comment: Please confirm supplementally that the Board, including a majority of the independent Trustees, voted in person to approve the interim sub-advisory agreement between RS Investments and SailingStone (the “Interim Sub-Advisory Agreement”). Please also confirm supplementally that all of the other requirements of Rule 15a-4(b)(2) under the Investment Company Act of 1940 have been satisfied.

Response: The Registrant confirms that the Board, including a majority of the independent Trustees, voted in person to approve the Interim Sub-Advisory Agreement. The Registrant confirms, in addition, that the other requirements of Rule 15a-4(b)(2) have been satisfied, other than the requirement set out in clause (b)(2)(i), which was addressed in the no-action letter provided by the Commission staff in respect of this matter, RS Global Natural Resources Fund et al. (March 6, 2014).

9.	Comment: When discussing the factors the Board considered in determining to approve the Sub-Advisory Agreement, please also discuss, where appropriate, the conclusions reached by the Board in light of those factors. For example, please disclose the Board’s conclusion regarding SailingStone’s performance and the Board’s conclusion with respect to the resources RS Investments intends to devote to the oversight of SailingStone’s services to the Global Natural Resources Fund.

Response: The Registrant has made appropriate changes to the disclosure regarding the Board’s approval of the Sub-Advisory Agreement.

10.	Comment: Please confirm supplementally that the Proxy Statement discloses all of the factors considered by the Board that were material to its determination to approve the Sub-Advisory Agreement.

Response: The Registrant confirms that the Proxy Statement discloses all of the factors considered by the Board that were material to its determination to approve the Sub-Advisory Agreement.

11.	Comment: Please clarify the use of “N/A” rather than “none” in the Total Number of Shares Outstanding table for Class C shares of RS Partners Fund.

Response: The Registrant respectfully notes its belief that “N/A” is more appropriate than “none” given that RS Partners Fund does not offer Class C shares.

Should you have any questions, please do not hesitate to call me at (617) 951-7747. Thank you for your assistance.

Very truly yours,

/s/ Timothy F. Cormier

Timothy F. Cormier

cc:	Nina Gupta, RS Investment Trust and RS Variable Products Trust

Timothy W. Diggins, Ropes & Gray LLP

Elizabeth J. Reza, Ropes & Gray LLP